FRAN STROLLER Partner 345 Park Avenue New York, NY 10154-1895	Direct Main	212.407.4935 212.407.4000
	Fax	212.407.0706
	fstoller@loeb.com

March 28, 2007

John Reynolds, Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Arcade Acquisition Corp.
Form S-1 Registration Statement
File No. 333-140814

Dear Mr. Reynolds:

On behalf of our client, Arcade Acquisition Corp., a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1 (No. 333-140814) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 1 responds to the comments set forth in the Staff’s letter dated March 23, 2007 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 1, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the marked copy of Amendment No. 1.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Comment Number	Response

General

1.

We have been advised that the offering size and the amount to be placed in trust was determined by negotiation with the managing underwriter after taking into account current market factors, including investor interest and trends, relating to blank check company offerings.

2.

A new risk factor has been added as the fourth risk factor under “Risks Associated with our Business” and disclosure has been added throughout Amendment No. 1 to address the risks associated with the change to a 30% redemption threshold.

3.

We do not believe that the 80% threshold will be impacted by the 30% redemption threshold. However, we draw the Staff’s attention to the risk factor referenced in our response to comment 2 above and the risk factor entitled “We may be unable to obtain additional financing, if required, to complete a business combination...” for an expanded discussion of the impact of the redemption threshold on the Company’s acquisition financing ability.

4.

We have expanded the disclosure in the “Prospectus Summary” section under the heading “Introduction” to clarify how the 80% of net assets test can be met in a transaction in which the Company acquires less than 100% of the target business. In addition, we have added disclosure regarding the circumstances under which the Company may acquire less than a majority of the outstanding voting rights of a target business and to clarify that the Company will not acquire a minority interest in a target; provided, however, that in connection with a reverse merger or other similar transaction in which the Company issues a substantial number of new shares to acquire a target, the Company’s stockholders immediately prior to such transaction may own less than a majority of the Company’s shares subsequent to such transaction.

5.

The process for tendering shares where stockholders vote against a business combination and elect to exercise their redemption rights has been added in the “Proposed Business” section under the heading “Effecting a Business Combination — Redemption rights.” We have also added a new risk factor addressing the fact that redeeming stockholders may be unable to obtain physical certificates by the deadline for exercising their redemption rights.

6.	The nature and purpose of a limited life company has been added to the “Prospectus Summary” section under the heading “Limited corporate existence.”

7.

The Company’s management is affiliated with only one other company that used to be a blank check company — KapStone Paper and Packaging Corporation (formerly Stone Arcade Acquisition Corporation). We have expanded the disclosure in the “Proposed Business” section under the heading “Effecting a Business Combination — Our competitive strengths” to provide additional information regarding the KapStone acquisition and the related shareholder vote. However, because of the overwhelming vote in favor of the transaction and because only one stockholder elected to redeem its shares, we have used the numbers publicly released by KapStone, which include management’s vote.

8.

Disclosure has been added to the “Prospectus Summary” and the “Management” section under the heading “Conflicts of Interest” to reflect that while management does not intend to pursue a business combination with any company that is owned by or affiliated with, or has received a financial investment from, any of the private equity firms with which they are affiliated, the Company is not prohibited from pursuing such a transaction. We have stated that in the event that the Company was to seek to complete a business combination with a company that is an affiliate of existing stockholders, officers or directors, including portfolio companies of the private equity firms with which they are associated, the Company would obtain an opinion from an independent investment banking firm that the business combination is fair to stockholders from a financial point of view.

9.

The information requested in the Staff’s letter has been added to the “Management” section under the heading “Conflicts of Interest.” The Company’s management have confirmed that they have not had any discussions with potential target businesses, nor are they currently involved in discussions with respect to potential target businesses for any other private equity firm with which they are affiliated.

10.

Prior to effectiveness, the Staff will be provided with confirmation, on a supplemental basis, that any state regulatory agency comments we may receive have been resolved and that we have received clearance from all states where the Company has applied to have its securities registered.

11.

While clearance has not yet been received, prior to effectiveness, the Staff will be provided with NASD confirmation, either in a letter or telephone call, that it has finished its review and has no objections to the underwriting terms and arrangements in this offering.

Cover Page

12.	The reference to “control through contractual arrangements” has been deleted as no such arrangement is contemplated in connection with a business combination.

13.

We have added disclosure on the cover page and under the headings “Introduction” in both the “Prospectus Summary” and “Proposed Business” sections to clarify that the Company is not limited to any geographic location in seeking a business combination with an operating company.

The Offering Liquidation if no business combination

14.	The risk factor disclosure referenced in the Staff’s Letter has been added under the subheading “-Liquidation if no business combination.”

Escrow of existing stockholders’ securities

15.

While the 300,000 shares of the Company held by Arcade Acquisition Investors, LLC (the “LLC”) and the warrants it acquires in the private placement will be held in escrow, we have been advised that the membership interests in the LLC will not be held in escrow. However, the LLC’s operating agreement will provide that no membership interests may be transferred other than to another holder of membership interests prior to the Company’s completion of a business combination.

Summary Financial Data

16.	The language under the bullet point referenced in the Staff’s Letter is not correct and has been deleted. Such disclosure relates to the case of a liquidation.

Risk Factors

Risks associated with our business

17.	We have revised the language to clarify that the Company will not generate any operating revenues until after a business combination and have deleted the parenthetical reference to interest income.

18.	The language referenced in the Staff’s Letter has been deleted from the risk factor.

19.

Those portions of the 33rd risk factor that were duplicative of the 12th risk factor have been deleted and such risk factor now focuses only on the possibility that the Company might seek a business combination with a target business with which one or more members of management may be affiliated.

Risks associated with the offering

20.	We have added a new final risk factor addressing the risks associated with acquiring an operating business outside of the United States.

Use of Proceeds

21.	A discussion of all of the possible uses of the trust account proceeds, once released to the Company, has been added to the “Use of Proceeds” and “MD&A” sections.

Proposed Business

Effecting a business combination

General

22.	We have deleted the reference to “middle-market companies.”

23.	We have deleted the reference to “significant opportunities to effect middle market acquisitions.”

Our business strategy

24.

The disclosure under the heading “Selection of a target business and structuring of a business combination” has been expanded to set forth the circumstances in which management might pursue a business combination with a prospective target that does not meet the criteria and guidelines set forth therein.

Financial Statements

Note E-Commitments

25.	The references to a $2.26 million fair value and a four-year life have been corrected.

26.	The following chart sets forth the information requested in the Staff’s Letter regarding the 16 blank check companies used in our volatility calculation:

Volatility Calculation as of 2/16/07

			Market Cap
SPAC Name	Current Name	Ticker	($ in mm’s)	Vol

Millstream	NationsHealth Inc.	NHRX	$40.7	66.2%
CEA	etrials Worldwide, Inc.	ETWC	53.9	48.0%
Chardan China	Origin Agritech	SEED	202.2	52.1%
Great Wall	ChinaCast Education	CEUC	33.1	24.9%
Tremisis	RAM Energy Resources	RAME	187.1	40.7%
Arpeggio	Hill International, Inc.	HINT	170.6	22.8%
Rand	Rand Logistics, Inc.	RLOG	56.4	24.2%
Sand Hill	St. Bernard Software	SBSW	26.1	81.5%
China Unistone	Yucheng Technologies	YTEC	31.4	25.8%
International Shipping	Navios Maritime Holdings	NM	434.0	34.6%
ALDABRA	Great Lakes Dredge & Dock	GLDD	287.5	31.8%
Services	Jamba, Inc.	JMBA	525.5	37.4%
Fortress America	Fortress International Group	FAAC	54.0	16.5%
STONE ARCADE	KapStone Paper and Packaging	KPPC	173.0	22.5%
Federal Services	ATS Corporation	ATCT	127.3	16.4%
Highbury Financial	Highbury Financial	HBRF	54.3	14.1%

Average				35.0%

Management is aware of the guidance regarding estimating option volatility in paragraphs A22 and A32 of SFAS 123(R), and believes that a comparison with other blank check companies that have completed business combinations is reasonable. Paragraph A22 refers to estimating volatility where a company may be newly-public, and suggests the use of “...average volatilities of similar entities...” It suggests that similarity may be based on “...characteristics such as industry, stage of life cycle, size, and financial leverage.” (Paragraph A32d repeats the advice to use similar companies in estimating volatility of non-public entities.) Because management is unable to predict the type of industry of the Company’s eventual business combination, it is unable to choose specific industry comparables. In lieu of that, management believes that the universe of blank check companies that have completed acquisitions at least provides a degree of comparability, in that the companies all have similar financial structures and are all at an early stage of life cycle. While management recognizes that the trading history of each of the companies in the representative sample is considerably less than five years, management is unaware of any factors that would cause the volatility of such companies’ stock prices to increase or decrease with additional trading history, and therefore has made no adjustment for such limited trading history.

Financial Statements

27.	We are mindful of the requirements of Section 210.3-12 of Regulation S-X.

Exhibit 23.2

28.	A currently dated consent has been included in Amendment No. 1.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

/s/ Fran Stoller

Fran Stoller
Partner